STERLING EXPLORATION INC.
388 Drake Street, Suite 2703
Vancouver BC, Canada V6B 6A8
(604) 253-6695
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                                                                  August 3, 2007

Garrett Johnston
United States Securities and Exchange Commission
Mail Stop 7010
100 F St. N.E.
Washington, DC 20549

Re: Sterling Exploration Inc.
    Registration Statement on Form SB-2
    Filed July 11, 2007
    File No. 333-144493

Dear Mr. Johnston,

Thank you for your assistance in the review of our filing. In response to your letter dated July 27, 2007 we have amended our Registration Statement as follows:

Summary and Risk Factors, pages 3-4

1. We have added a disclosure to the Summary page and an additional Risk Factor to address our lack of funds to operate for the next twelve months.

Sincerely,


/s/ Lynn Wigen
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Lynn Wigen
President & Director